                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------


                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                               -------------

                             (Amendment No. 7)

                   AIR EXPRESS INTERNATIONAL CORPORATION
--------------------------------------------------------------------------
                             (Name of Issuer)

    Common Stock $.01 Par Value                    009104-10-0
-----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

                             Richard T. Niner
      c/o Brynwood Partners, Two Soundview Drive, Greenwich, CT 06830
--------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                             February 3, 1997
--------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     (Continued on following page(s))
                           (Page 1 of 15 Pages)
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

 CUSIP No.       009104-10-0             13D           Page 2 of 15


     1     NAME OF REPORTING PERSON:    Brynwood Partners II L.P.

           S.S. OR I.R.S. IDENTIFICATION NO.   06-1240094
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [x]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Delaware
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       - 0 -
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     - 0 -
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  - 0 -
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       - 0 -
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       - 0 -
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  - 0 -

    14     TYPE OF REPORTING PERSON:    PN
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


 CUSIP No.       009104-10-0             13D           Page 3 of 15


     1     NAME OF REPORTING PERSON:    Brynwood Management II L.P.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [x]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Delaware
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       - 0 -
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     - 0 -
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  - 0 -
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       - 0 -
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       - 0 -
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  - 0 -

    14     TYPE OF REPORTING PERSON:    PN
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

 CUSIP No.       009104-10-0             13D           Page 4 of 15


     1     NAME OF REPORTING PERSON:    Hendrik J. Hartong, Jr.

           S.S. OR I.R.S. IDENTIFICATION NO.   063-38-890
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  PF

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      United States
           ORGANIZATION:

                  7   SOLE VOTING POWER:       389,345 (includes 31,500
    NUMBER OF                                  shares issuable upon the
     SHARES                                    exercise of currently
                                               exercisable options).

  BENEFICIALLY    8   SHARED VOTING POWER:     -
    OWNED BY

                  9   SOLE DISPOSITIVE POWER:  389,345 (includes 31,500
      EACH                                     shares issuable upon the
    REPORTING                                  exercise of currently
                                               exercisable options).

   PERSON WITH   10   SHARED DISPOSITIVE       -
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       389,345
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:


    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.71%

    14     TYPE OF REPORTING PERSON:    IN
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


 CUSIP No.       009104-10-0             13D           Page 5 of 15


     1     NAME OF REPORTING PERSON:    Richard T. Niner

           S.S. OR I.R.S. IDENTIFICATION NO.   ###-##-####
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  PF

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      United States
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       403,058
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     - 0 -
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  403,058
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       - 0 -
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       403,058
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.77%

    14     TYPE OF REPORTING PERSON:    IN

               This Statement constitutes Amendment No. 7 to the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Brynwood Partners Limited Partnership, a Connecticut limited partnership ("Brynwood I") and its general partner, Brynwood Management, Brynwood Partners II L.P., a Delaware limited partnership ("Brynwood II") and its general partner, Brynwood Management II L.P., a Delaware limited partnership ("Brynwood Management II"), and Hendrik J. Hartong, Jr. and Richard T. Niner, with respect to the Common Stock, par value $.01, of Air Express International Corporation (the "Company").

               Effective December 21, 1994, the Company consummated a three-for-two stock split in the nature of a 50% stock dividend, so that each holder of Shares received one additional Share for every two Shares previously held. Accordingly, all references to numbers of Shares have been adjusted to reflect that three-for-two stock split. The percentage of the outstanding Shares beneficially owned by each Reporting Person was not affected by that stock split.

               This Amendment No. 7 is the first amendment to the Schedule 13D since the Company became an EDGAR filer. Accordingly, this Amendment No. 7 amends and restates, in pertinent part, the Schedule 13D as follows:

     Item 1.   Security and Issuer.
               -------------------
               This Statement relates to the Common Stock, par value $.01 (the "Shares"), of Air Express International Corporation (the "Company"). The address of the principal executive office of the Company is 120 Tokeneke Road, Darien, Connecticut 06820. This
     Schedule 13D is being filed on behalf of Brynwood II, Brynwood Management II, and the general partners of Brynwood Management II, Messrs. Hartong and Niner (collectively, the "Reporting Persons").

     Item 2.   Identity and Background.
               -----------------------
               (a)-(c) Brynwood II is a Delaware limited partnership. The address of its principal office is Two Soundview Drive, Greenwich, Connecticut 06830. Brynwood II is principally engaged in the business of investing in a limited non-diversified portfolio of equity and debt
     securities of public and private companies.   The general partner of
     Brynwood II is Brynwood Management II.


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                                                                Page 7 of 15

               Brynwood Management II is a Delaware limited partnership. The address of its principal office is Two Soundview Drive, Greenwich, Connecticut 06830. Brynwood Management II is principally engaged in serving as general partner of Brynwood II. The general partners of Brynwood Management II are Messrs. Hartong and Niner.

               Mr. Hartong's business address is Two Soundview Drive, Greenwich, Connecticut 06830. He is principally engaged in serving as a partner or principal of a number of investment entities, including Brynwood Management and Brynwood Management II. Mr. Hartong also serves as, among other things, a director and Chairman of the Board of the Company.

               Mr. Niner's business address is Two Soundview Drive, Greenwich, Connecticut 06830. He is principally engaged in serving as a partner or principal of a number of investment entities, including Brynwood Management and Brynwood Management II. Mr. Niner also serves as, among other things, a director of the Company.

               (d)-(f) During the last five years, none of the Reporting Persons and, to their knowledge, none of the other persons identified pursuant to Paragraphs (a) through (c) of this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the knowledge of the Reporting Persons, each of the individuals identified pursuant to Paragraphs (a) through (c) is a United States citizen.

     Item 3.   Source and Amount of Funds or Other Consideration.
               -------------------------------------------------
               The total amount of funds used by Brynwood II to purchase the 712,462 Shares directly owned by it immediately prior to February 3, 1997 was $3,047,148, all of which was derived from Brynwood II's working capital. The funds used by Mr. Hartong to purchase the Shares directly acquired by him were derived from his personal funds. The funds used by Mr. Niner to purchase the Shares directly acquired by him were derived from his personal funds. The remaining Shares held by Messrs. Hartong and Niner were received by them as distributions from other Reporting Persons of which Messrs. Hartong and Niner are general partners.

     Item 4.   Purpose of the Transaction.
               --------------------------
               On March 6, 1985, Brynwood I, a former Reporting Person, purchased Shares pursuant to a Stock Purchase Agreement, dated March 6, 1985, between the Company and Brynwood I (the "Stock Purchase Agreement"), a copy of which was filed as Exhibit 1 to the initial
     Schedule 13D. Brynwood I acquired the Shares in order to obtain an equity interest in the Company for investment purposes. On February 20, 1985, two of the Company's directors resigned from its Board of Directors, effective upon the sale of the Shares pursuant to the Stock Purchase Agreement and immediately thereafter Messrs. Hartong and Niner were elected directors of the Company and have continued to serve in such capacities since that date. As such, Messrs. Hartong and Niner participate in the direction of the Company's business.

               On August 28, 1992, Brynwood I distributed to its limited partners and to its general partner, Brynwood Management, all Shares that it owned as of that date. The Shares were allocated among the partners of Brynwood I in accordance with the provisions of the partnership agreement of Brynwood I. Brynwood Management, in turn, immediately distributed all Shares received by it in such distribution to its own partners (including Messrs. Hartong and Niner). As a result of the foregoing distributions, each of Messrs. Hartong and Niner received an aggregate of 60,232 Shares. Following such distributions, Brynwood I and its general partner held no Shares and ceased to be Reporting Persons.

               At various dates between June 5, 1989 and February 14, 1990, Brynwood II acquired an aggregate of 712,462 Shares in open market transactions. Effective as of the opening of business on February 3, 1997, as part of the winding down of its business activities, Brynwood II distributed to its limited partners and to its general partner, Brynwood Management II, all of the 712,462 Shares that it then owned. The Shares so distributed were allocated among the limited partners and the general partner of Brynwood II in accordance with the provisions of the partnership agreement of Brynwood Partners II. Brynwood Management II received an aggregate of 128,106 of the Shares so distributed and immediately distributed all of those Shares to its own partners, including Messrs. Hartong and Niner, in accordance with the terms of the partnership agreement of Brynwood Management II. As a result of the foregoing distributions, Mr. Hartong received 54,445 Shares and Mr. Niner received 54,446 Shares. Following such distributions, Brynwood II and its general partner, Brynwood Management II, held no Shares and ceased to be Reporting Persons.

               Except as set forth above, none of the Reporting Persons has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


     Item 5.   Interest in Securities of the Issuer.
               ------------------------------------
          (a) As of February 3, 1997, each of the persons or entities named in Item 2 beneficially owned the following amounts of Shares (the percentage of the outstanding Shares so owned being indicated in parentheses and calculated on the basis of 22,764,447 Shares outstanding as of January 31, 1997, as reported by the Company's Transfer Agent):

          (1) Brynwood II beneficially owned no Shares. Brynwood Management II, which, by virtue of its position as general partner of Brynwood II, may be deemed to have beneficially owned the Shares previously owned by Brynwood II, beneficially owned no Shares. Neither of Messrs. Hartong or Niner, each of whom, by virtue of his position as a general partner of Brynwood Management II, may be deemed to have beneficially owned the Shares previously owned by Brynwood II, beneficially owned any Shares attributable to Brynwood II or Brynwood Management II. As a result of the foregoing, Brynwood II and Brynwood Management II will no longer be Reporting Persons with respect to the Shares.

          (2) As described in Item 4 above, on February 3, 1997, Mr. Hartong received a distribution of 54,445 Shares with respect to his indirect interest in Brynwood II. In addition, as of that date, Mr. Hartong beneficially owned directly and indirectly through an Individual Retirement Account an aggregate of 303,400 Shares and may be deemed the beneficial owner of an additional 31,500 Shares that are the subject of a presently exercisable Non-Qualified Stock Option. Accordingly, as of the close of business on February 3, 1997, Mr. Hartong may be deemed to have beneficially owned an aggregate of 389,345 Shares (1.71%).

          (3) As described in Item 4 above, on February 3, 1997, Mr. Niner received a distribution of 54,446 Shares with respect to his indirect interest in Brynwood II. In addition, as of that date, Mr. Niner beneficially owned directly and indirectly through Individual Retirement and Keogh Accounts an aggregate of 345,238 Shares and may be deemed to beneficially own 3,374 Shares held in custodial accounts for the benefit of his minor children. Accordingly, as of the close of business on February 3, 1997, Mr. Niner may be deemed to have beneficially owned an aggregate of 403,058 Shares (1.77%).

          (b) The information included in response to Item 4 hereof is specifically incorporated herein by reference.

          (c)  Not applicable.

          (d)  Not applicable.

          (e) The information included in response to Items 4 and 5 hereof is specifically incorporated herein by reference. As of the close of business on February 3, 1997, Messrs. Hartong and Niner, collectively, beneficially owned less than five percent of the total number of Shares outstanding. Accordingly, Messrs. Hartong and Niner will no longer be Reporting Persons with respect to the Shares.

     Item 6.   Contracts, Arrangements, Understandings or
               Relationships with Respect to Securities of
               the Issuer.
               -------------------------------------------
               The information included in response to Item 4 hereof is specifically incorporated herein by reference.

               Except as described above, there are no contracts, arrangements, understandings or relationships with respect to any securities of the Company (i) among the Reporting Persons and, to the best of their knowledge, any of the other persons identified pursuant to Item 2 above and (ii) between (a) the Reporting Persons and, to the best of their knowledge, any of the persons identified pursuant to
     Item 2 above and (b) any other person.

     Item 7.   Material to be Filed as Exhibits.
               --------------------------------
               1. Stock Purchase Agreement, dated as of March 6 1985, between the Company and Brynwood I (previously filed as Exhibit 1 to the initial Schedule 13D).

               2. Power of Attorney, dated March 13, 1985, of Hendrik J. Hartong, Jr. (previously filed as Exhibit 2 to the initial Schedule
     13D).

               3. Power of Attorney, dated March 13, 1985, of Richard T. Niner (previously filed as Exhibit 3 to the initial Schedule 13D).

               4. Agreement dated March 13, 1985, among the signatories of the initial Schedule 13D (previously filed as Exhibit 4 to the initial Schedule 13D).

               5. Option Agreement, dated as of August 1, 1984, between the Company and Mr. Hartong (previously filed as Exhibit 5 to Amendment No. 1 to the Schedule 13D).

               6. Power of Attorney, dated March 15, 1985, of Hendrik J. Hartong, Jr. (previously filed by incorporation by reference to Exhibit 2 to the initial Schedule 13D).

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   BRYNWOOD PARTNERS II L.P.

                                   By:  BRYNWOOD MANAGEMENT II L.P.,
                                        General Partner


                                        By:  /s/  Richard T. Niner
                                             ---------------------
                                             Richard T. Niner,
                                             General Partner


     Dated:  February 10, 1997

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   BRYNWOOD MANAGEMENT II L.P.



                                   By:  /s/ Richard T. Niner
                                        --------------------
                                        Richard T. Niner,
                                        General Partner


     Dated:  February 10, 1997

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






                                   By:  /s/ Hendrik J. Hartong, Jr.
                                        ---------------------------
                                        Hendrik J. Hartong, Jr.


     Dated:  February 10, 1997

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   By:  /s/ Richard T. Niner
                                        ---------------------
                                        Richard T. Niner


     Dated:  February 10, 1997